NOL

06015564

RECEIVED
2006 JUL 28 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 July 2006

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 6, 2006. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

Marjorie Wee (Ms)
Company Secretary

Enc
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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin) - 24Jul06.DOC

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APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	24-Jul-2006 17:11:33
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 6, 2006
Description	Attached is the operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 6) from 3 June 2006 to 30 June 2006.
Attachments:	NOL_Operating_Performance_for_P6_2006.pdf Total size = **42K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

24 July 2006

NOL's operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 6) from 3 June 2006 to 30 June 2006 are as follows:

	YTD 2006	YTD 2005	% Change	Period 6, 2006	Period 6, 2005	% Change
Liner						
a) Volume (FEU)	1,012,400	960,300	5	165,200	156,600	5
b) Average Revenue Per FEU (US$/FEU)	2,650	2,769	(4)	2,599	2,867	(9)

Logistics						
Revenue by Biz Segments (US$'000)						
Contract Logistics Services	437,300	420,300	4	67,100	67,300	0
International Services	198,500	192,600	3	38,200	34,700	10
Total	635,800	612,900	4	105,300	102,000	3

* *Summation may not add up due to rounding*

Liner: YTD container volumes grew 5% YoY, as did Period 6 (P6) volumes. YTD average revenues per FEU declined 4% while P6 average revenues per FEU declined 9% over the corresponding period last year, reflecting changes in both rates and trade mix.

Logistics: P6 revenues increased 3% YoY, which raised YTD revenues to US$635.8 million, a 4% increase over the corresponding period last year.

Note : Periods 1 and 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

APL Average Revenue per FEU (updated as at Period 6, 2006)


APL Average Revenue per FEU (2003-2006)
US$/FEU
3,000
2,500
2,000
Period 6, 2006
Y-o-Y : -9%
P1 03 P2 03 P3 03 P4 03 P5 03 P6 03 P7 03 P8 03 P9 03 P10 03 P11 03 P12 03 P1 04 P2 04 P3 04 P4 04 P5 04 P6 04 P7 04 P8 04 P9 04 P10 04 P11 04 P12 04 P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05 P1 06 P2 06 P3 06 P4 06 P5 06 P6 06
Period